Unilever

DIRECTORATE CHANGE

UNILEVER PLC

Released 09:19:04 02 March 2023

RNS Number : 6700R
Unilever PLC
02 March 2023

Annual General Meeting Director elections and re-elections

2 March 2023

Unilever today announced that the following Directors will offer themselves for re-election to the Unilever PLC Board (the "Board") at the Annual General Meeting of Unilever PLC on 3 May 2023 (the "2023 AGM"): Nils Andersen, Judith Hartmann, Andrea Jung, Susan Kilsby, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, Ruby Lu and Adrian Hennah.

Feike Sijbesma was first appointed to the Board on 1 November 2014 and will offer himself for re-election at the 2023 AGM but will retire as a Director on 31 October 2023, at the end of nine years as a non-executive Director.

Alan Jope will also offer himself for re-election at the 2023 AGM but will retire as a Director on 1 July 2023 in line with previous announcements.

Following the appointment of Nelson Peltz and Hein Schumacher as Directors on 1 July 2022 and 1 October 2022 respectively, both will be recommended for election to the Board at the 2023 AGM. Hein Schumacher will become Chief Executive Officer on 1 July 2023 following a one-month handover period.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website.

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